PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Mr. Adam Washecka
Organization: United States Securities and Exchange Commission
Telephone Number: (202) 551-3375
Fax Number: (202) 772-9205
Total Number of Pages, Including Cover Sheet: 16
Date: September 1, 2006

FROM: Victor Tong
Mobile Number: (888) 866-1758
Fax Number: (646) 349-1096

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NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

September 1, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

Re:      PacificNet Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Form S-1

VIA EDGAR—CORRESP

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on August 24, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,

/s/ Victor Tong
Victor Tong, President
PacificNet, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Balance Sheets, page F-2

1.
We note your response to comment 2. We also note from your response to comment 5 that your restricted cash represents cash deposits pledged for some bank loans and overdraft facilities with one of your subsidiaries. Please tell us the amount of the restricted cash that represents cash deposits pledged for bank loans and whether you have these bank loans classified as current or non-current liabilities. If the bank loans are not classified as current liabilities, please explain to us in greater detail your basis for classifying this portion of your restricted cash as current. We refer you to ARB 43, Chapter 3A, paragraph 6 which indicated that current assets exclude cash that is segregated for the liquidation of long-term debts.

Response: The restricted cash solely represents money pledged for a bank overdraft of our subsidiary, Epro. As an overdraft is a current liability, we believe the restricted cash is accurately classified as a current asset.

Consolidated Statements of Cash Flows, page F-5

2.
Refer to your revised Consolidated Statements of Cash Flows included as part of your response to comment 7 and explain to us how you calculated the change in accounts receivable and other current assets amount of $6,631. This is not clear to us based on our review of your balance sheet.

Response: : The calculation is as follows:

$2,732  (reported amount)
+4,325 Other current assets (per response to Question 6 in previous response letter)
-271     Unrealized exchange gain due to foreign currency translation (per response to Question 4 in previous response letter)
+11      Unrealized losses on marketable equity securities (per response to Question 4 in previous response letter)
-166     Reclass to effect of exchange rate change on cash and cash equivalents (per response to Question 4 in previous response letter)
---------------------------------------------------------------------------------------------------------
$6,631

1. Nature of Operations and Summary of Significant Accounting Policies, page F-6

Goodwill and Purchased Intangible Assets, page F-8

3.
We note your response to comment 10 and your statement “Since the assets and liabilities of the acquiree’s were only recently acquired, we can reasonably assume that book value approximately fair value.” Please explain to us in greater detail how you concluded that the book value of the assets and liabilities acquired are a reasonable estimate of fair value. As part of your response, describe for us the types of assets and liabilities you acquired in each business combination and tell us when your subsidiaries acquired these assets and liabilities.

Response-: First, as stated in our response to Comment 10 in our previous letter, if a quoted market price is unavailable, preparers should use the best fair value estimate under the circumstances.

With respect to how we determined that adjusted book value was a reasonable approximation to fair value, the most important factor was the age of the companies that we acquire. The companies that we have acquired are typically very new, and therefore, by definition, can only have acquired their assets and/or liabilities recently. It is not the case that these companies have assets and liabilities on their balance sheets that have remained there for a long time. Thus, the interval between when our acquirees acquire their assets, and when we acquire the acquirees is necessarily short. We therefore believe we have a sound basis for deeming the adjusted book value a reasonable approximation to fair value, under these circumstances.

Furthermore, most of the assets and liabilities that we acquire when we purchase companies are liquid assets such as accounts receivable and account liabilities, and therefore are not ordinarily subject to a high premium or discount from book value.

2. Business Acquisitions, page F-15

PacificNet Clickcom Limited, page F-18

4.
We note your response to comment 11; however, it is still unclear to us why you allocated the purchase price to the assets and liabilities of Clickcom-BVI and Clickcom-WOFE but not to the assets and liabilities of Dianxun-DE. As such, we reissue our previous comment 11, which is included below for your convenience.

“Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Clickcom-BVI and Clickcom-WOFE. However, since you concluded that you were the primary beneficiary of Dianxun-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Dianxun-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Clickcom-BVI, Clickcom-WOFE and Dianxun-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance.”

Response: With respect to why we did not allocate assets and liabilities to Dianxun-DE, the reason relates to a fundamental structural imperative resulting from the existing Chinese economic system, and this applies to many foreign companies like us in China. China restricts foreign ownership in many industries we operate. So when we acquire companies, we cannot be known as the legal operator of that business. The legal operator of the business is nominally still the original owner of the business before we made the acquisition. However, the actual assets and liabilities are transferred to subsidiaries that we legally control.

Accordingly, Clickcom-BVI and Clickcom-WOFE (“wholly owned foreign enterprise”) are our subsidiaries where we hold assets and liabilities. Dianxun-DE, on the other hand, is not legally owned by our Company or any of its subsidiaries and is merely a vehicle to retain—nominally—Chinese control of the business. Clickcom-WOFE has a service agreement with Dianxun-DE which allows Clickcom-WOFE to fully economic benefit from Dianxun-DE’s activities.

Dianxun-DE is economically dependent on our Company and is thus a variable interest entity per FIN 46(R), and is consolidated into our Company. However, in practice, Dianxun-DE is only a vehicle to accept payment from our customers. If our customers paid money directly to Clickcom-BVI or Clickcom-WOFE, that would mean these two foreign companies are conducting business in China, and that may violate Chinese law. Therefore, Dianxun-DE receives money from our customers into Dianxun-DE bank accounts and promptly remits the payment, through a pre-existing service agreement, to Clickcom-WOFE. Therefore, Dianxun-DE essentially has no assets other than the temporary possession of cash before it is remitted to Clickcom-WOFE, and therefore there are no assets or liabilities to consolidate.

Guangzhou 3G Information Technology Co. LTD, page F-19

5.
We note your response to comment 16; however, it is still unclear to us why you allocated the purchase price to the assets and liabilities of Guangzhou 3G-BVI and Guangzhou 3G-WOFE but not to the assets and liabilities of Sunroom-DE. As such, we reissue our previous comment 16, which is included below for your convenience.

“Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Guangzhou 3G-BVI and Guangzhou 3G-WOFE. However, since you concluded that you were the primary beneficiary of Sunroom-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Sunroom-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Guangzhou 3G-BVI, Guangzhou 3G-WOFE and Sunroom-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance.”

Response: With respect to why we did not allocate assets and liabilities to Sunroom-DE, the reason relates to a fundamental structural imperative resulting from the existing Chinese economic system, and this applies to many foreign companies like us in China. China restricts foreign ownership in many industries we operate. So when we acquire companies, we cannot be known as the legal operator of that business. The legal operator of the business is nominally still the original owner of the business before we made the acquisition. However, the actual assets and liabilities are transferred to subsidiaries that we legally control.

Accordingly, Guangzhou3G-BVI and Guangzhou3G-WOFE (“wholly owned foreign enterprise”) are our subsidiaries where we hold actual assets and liabilities. Sunroom-DE, on the other hand, is not legally owned by our Company or any of its subsidiaries and is merely a vehicle to retain—nominally—Chinese control of the business. Guangzhou3G-WOFE has a service agreement with Sunroom-DE which allows Guangzhou3G-WOFE to fully economic benefit from Sunroom-DE’s activities.

Sunroom-DE is economically dependent on our Company and a variable interest entity per FIN 46(R), and is thus consolidated into our Company. However, in practice, Sunroom-DE is only a vehicle to accept payment from our customers. If our customers paid money directly to Guangzhou3G-BVI or Guangzhou3G-WOFE, that would mean these two foreign companies are conducting business in China, and that may violate Chinese law. Therefore, Sunroom-DE receives money from our customers into Sunroom-DE bank accounts and promptly remits the payment, through a pre-existing service agreement, Guangzhou3G-WOFE. Therefore, Sunroom-DE essentially has no assets other than the temporary possession of cash before it is remitted to Guangzhou3G-WOFE, and therefore there are no assets or liabilities to consolidate.

Shenzhen Guhaiguanchao Investment Consultant Company Limited (“ChinaGoHi”), page F-21

6.
We note from your response to comment 18 that the total amount of cash and stock consideration at December 31, 2005 was $2,275,000 and $1,100,000. Please disclose these amounts in your amended filing. Further, please explain to use what the $4,888,861 figure included in the table on the bottom of page F-22 represents.

Response:-The $2,275,000 and $1,100,000 will be disclosed in our amended filing.

Additionally, the $4,888,861 represented ChinaGoHi’s net assets at the time of acquisition.

7.
Refer to the 2nd to last paragraph on page F-21 and tell us whether you have legal ownership of the 12,850 shares of ChianGoHi that you purchased from Lion Zone Holdings Limited and if there are any restrictions on your ownership of these shares. Further, refer to the last paragraph on page F-22 and tell us what happens if the earn-out provisions are not met and you do not have to pay the contingent consideration of $6,825,000. For example, are you required to surrender the shares of ChinaGoHi if the earn-out provisions are not met?

Response: We have been the registered and legal shareholder of the 12,850 shares (“selling shares”) of ChinaGoHi since December 14, 2005. We have owned these shares free and clear, with neither restrictions nor encumbrances.

If the earn-out provisions are not met by ChinaGoHi, then we will not be required to pay the contingent consideration of $6,825,000. Additionally, we are legally entitled to retain our 12,850 shares of ChinaGoHi, regardless of whether the earn-out provisions are met or not.

12. Stockholders’ Equity, page F-27

a. Common Stock, page F-27

8.
We note your response to comment 22. Please tell us in greater detail the terms and conditions of the consulting agreement that you signed with CEOcast and explain to us your consideration of EITF 96-18 in accounting for this agreement. Please also tell us whether you accrued the cost of the services provided to you during the period November 28, 2005 through December 31, 2005.

Response: The consulting agreement signed with CEOcast was a 3-page agreement for the provision of investor relations services. Key terms and conditions included the purpose of the consultant (investor relations services), out-of-pocket expense reimbursements, compensation ($5,000 cash/month plus stock), confidentiality and the governing law of the agreement (state of New York).

We did consider EITF 96-18 in our recording of expenses related to this service. That EITF governs accounting for equity instruments that are issued other than to employees and provides numerous examples of scenarios where stock is issued in exchange for services. However, in no example does it address our situation, in which restricted stock is issued that cannot be sold for one year.

A reasonable person who is offered stock on the condition that it cannot be sold for one year would naturally discount the current market price of the stock. In comment 22 of our previous letter, we provided our assessment of how such a discount would be determined.

We did accrue the cost of services provided from the period November 28, 2005 through December 31, 2005.

16. Restatement and Correction of Error, page F-33

2005 Quarterly Reviews (unaudited), page F-34

9.	We note your response to comment 24. In addition to the table that you propose to include in your amended filing, please also disclose the nature of the revisions to the Statement of Cash Flows.

Response The nature of the revisions can be classified into three categories:
1.	The effect of consolidating two variable interest entities was included per FIN 46(R) in the Statement of Cash Flows.
2.	Reclassification of change in restricted cash from operating activities to investing activities.
3.	Reclassification of loan receivables from financing activities to investing activities.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

10.	We refer to your response to comment 26. Please revise to classify these payments as financing cash outflows. Refer to EITF 95-13 for guidance.

Response: The payments have been classified as financing cash outflows as below:

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands of United States dollars, except earnings per share and share amounts)

	(As reported)			(As restated)
	THREE MONTHS ENDED MARCH 31, 2006	Adj#1	Adj#2	THREE MONTHS ENDED MARCH 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	921			921
ADJUSTMENT TO RECONCILE NET EARNINGS TO NET CASH USED IN OPERATING ACTIVITIES:
Equity loss of associated company	3			3
Minority Interest	1,130			1,130
Unrealized loss/gain) on marketable equity securities	(2)	2
Exchange gain due to foreign currency translation	20	(20)
Depreciation and amortization	296			296
Stock-based compensation	62			62
CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASE OF SUBSIDIARIES:
Accounts receivable and other current assets	(6,296)	18	500	(5,778)
Inventories	(527)			(527)
Accounts payable and other accrued expenses	807			807
NET CASH USED IN OPERATING ACTIVITIES	(3,586)			(3,086)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(1)			(1)
Increase in purchase of marketable securities	(24)			(24)
Acquisition of property and equipment	(1,751)			(1,751)
Acquisition of subsidiaries and affiliated companies	(390)			(390)
Loan receivables from third parties		37		37
Loans receivables from related parties		(794)		(794)
NET CASH USED IN INVESTING ACTIVITIES	(2,166)			(2,923)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Loan receivables from third parties	37	(37)
Loans receivables from related parties	(794)	794
Increase in loan payable to related party	144			144
Repayments under bank line of credit	(49)			(49)
Advances under bank loan	153			153
Repayments of amount borrowed under capital lease obligations	(34)			(34)
Repurchase of treasury shares	(124)			(124)
Proceeds from exercise of stock options and warrants	29			29
Proceeds from issuance of convertible debenture	8,00			8,000
Payment of convertible debenture issue costs			(500)	(500)
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,362			7,619

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,610			1,610
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,579			9,579
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	11,189			11,189

CASH PAID FOR:
Interest	87			87
Income taxes	32			32

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fixed assets acquired under bank financing agreement	1,082			1,082
Investments in subsidiaries acquired through the issuance of common stock	397			397

3. Earnings per Share, page 8

11.
Refer to your response to comment 27 and revise your diluted EPS calculation to include the dilutive effect of your convertible debentures using the if-converted method. Refer to paragraphs 26 through 28 of SFAS 128 for guidance.

Response: The interest expense for the first year of the convertible debentures is $400,000 (5% x 8,000,000 debt outstanding). Since the convertible debentures were issued on March 13, 2006, we elected to amortize the $400,000, $100,000 per quarter, beginning April 1, 2006. Therefore, we do not add back the interest charges for the first quarter per 26(b) of FAS 128 because we did not have interest expenses associated with this debt.

However, according to 26(c) of FAS 128, the convertible debt “shall be assumed to have been converted at the beginning of the period (or at time of issuance, if later”), and the resulting common shares shall be included in the denominator.” Therefore, using this if-converted method, we add back the weighted average number of convertible shares in the denominator for the 19 days between March 13, 2006 and March 31, 2006. This results in a diluted EPS calculation of .0787 per share, as compared to diluted EPS of .0799 without the convertible debt in the denominator. As there is not a material difference between the two EPS calculations for the first quarter, please advise if you need us to revise for that quarter. We will use the if-converted method in future filings.

4. Business Acquisition, page 8

Guangzhou Wanrong Information Technology Co., Limited, page 8

12.
We note your response to comment 28; however, it is unclear to why you do not consider the SMS services numbers for China Mobile and China Unicom and the integrated value-added mobile services system to be intangible assets. Please explain to us in detail the nature of each of these items, including whether they arose from contractual or other legal rights. In this regard, we refer you to paragraph 39 of SFAS 141 which states “An intangible asset shall be recognized as an asset apart from goodwill if it arises form contractual or other legal rights.” Please also confirm for us that this subsidiary did not have any property, plant and equipment at the time of acquisition, as you indicate in the table on page 9.

Response: Unlike the U.S. where a customer normally buys services such as ringtones from his or her mobile phone carrier, in China mobile phone service and value-added services such as ringtones are sold by separate companies such as our Company. These SMS service numbers were granted by China Mobile and/or China Unicom, China’s two major mobile phone service providers. SMS service numbers refer to four-digit phone numbers that Chinese mobile phone users can dial to buy services from our Company such as ringtones and music. These SMS numbers form the basis of our “value-added mobile services system” through which we can provide service to mobile phone users.

While there are dozens of companies like ours that sell value-added services in China, there are essentially only two major mobile phone companies—China Mobile and China Unicom. As such, these two companies, especially China Mobile, have enormous clout in the market, both as a matter of economics and as a matter of Chinese government policy. To use an analogy, China Mobile operates the only toll road, and companies like ours must dutifully obey the rules of the toll road in order to travel on it.

In the last couple of years, it has been widely reported both in Chinese and foreign media that China Mobile has not hesitated to use its monopoly power to “bully” value-added service providers. Several value-added service providers have, at a moments’ notice, been shut down by China Mobile. The reason China Mobile can do this is, quite simply, because it can. Value-added service providers, such as our Company, have very weak recourse in dealing with China Mobile and China Unicom, and our SMS call-in numbers can be revoked at any time. Accordingly, our Company believes that our SMS service numbers, and the accompanying value-added mobile services system, do not rise to the level of “contractual or other legal rights.”

Additionally, we can confirm that no property, plant and equipment was acquired as we indicated in our table.

PacificNet iMobile (Beijing) Technology Co., Limited, page 10

13.
We note your response to comment 30; however, it is unclear to why you do not consider iMobile’s two Internet portals, one WAP portal and the agreement to be the designated distributor for Motorola, Nokia, and NEC mobile products in China to be intangible assets. Please explain to us in detail the nature of each of these items, including whether they arose form contractual or other legal rights. In this regard, we refer you to paragraph 39 of SFAS 141 which states “An intangible asset shall be recognized as an asset apart from goodwill if it arises form contractual or other legal rights.”

Response: iMobile’s two Internet portals refer to the websites where iMobile conducts most of its business of selling mobile phone-related products. iMobile’s WAP is substantially similar to its internet portal, but is different in that it can be accessed easier using a mobile phone (‘wireless access protocol”).

We note that many of the excesses of the dot-com bubble of the late 1990s were caused by outsized valuations of such portals. While there is an intangible value associated with these portals, it is frightfully difficult to determine a valuation. We would rather not engage in such valuations on our own portals.

Although we are a “designated” distributor of Motorola, Nokia and NEC, “designated” does not mean exclusive. Accordingly, there are low barriers for our competitors to enter the market, and there is no special value that should be attached to being a “designated” distributor, and therefore no separate asset should have been recorded.

14.
We refer to your response to comment 31. Your discussion in the 1st paragraph of your response seems to indicate that only the shares portion of the purchase price is contingent consideration. As such, please explain to us why the purchase price consisted of zero cash as of March 31, 2006. In addition, please tell us whether you have legal ownership of iMobile and if there are any restrictions on your ownership of iMobile. Further, tell us what happens if the net income milestones are not achieved and you do not have to provide any consideration.

Response: First, we now have full legal ownership of iMobile and there are no restrictions on our ownership.

In reference to your comments on the cash and stock portion of the consideration, our 10-Q referred to 86% stock and 14% cash. The 14% cash referred to our commitment to provide post-acquisition funds to iMobile in order to register both a BVI company and also to register a Wholly Owned Foreign Enterprise Company to form a structure similar to that in Questions 4 and 5 above (this is our Company’s common way of structuring these acquisitions). Subsequent to our acquisition, we have indeed provided such funds.

Therefore, in substance, the full amount of consideration for the acquisition was in stock. Such stock is fully contingent on certain earn-out provisions, and we therefore recorded no acquisition cost as of March 31, 2006, which is in accordance with the provisions of SFAS 141, paragraph 28.

10. Related Party Transactions, page 15

Loan to Take1, page 15

15.	We refer to your response to comment 33. Please explain to us your basis for classifying the loan receivable from Take 1 as a current asset given that it matures on March 8, 2009.

Response: Although the maturity date in the Take 1 loan agreement was March 8, 2009, we became aware during the preparation of the 10-Q that the loan would be imminently repaid. The loan was indeed repaid in the third quarter of 2006, and given that such forward-looking information was available at the time of our filing, we feel we appropriately classified the loan as a current asset.

Loan to Yueshen’s Shareholder, page 15

16.
We refer to your response to comment 34. In order to help us better understand the nature of the loan receivable due from the shareholder of Yueshen, please address the following in your response letter:

•
Tell us what your mean by your statement on page v15 of your 10-Q “The purpose of the loan was to repay the working capital loan owed by the predecessor of Yueshen prior to PacificNet’s acquisition and to finance Yueshen shareholder’s other projects.”

•	Tell us what the Date column represents in the table included in your response to comment 34.
•
Explain to us in greater detail why you believe the loan will be collected in its entirety given that all components of the loan were past due at March 31, 2006. Tell us whether you have requested payment for any of the components and when you expect to collect each component of the loan.

Response: With respect to our statement “The purpose of the loan was to repay the working capital loan owed by the predecessor of Yueshen prior to PacificNet’s acquisition and to finance Yueshen shareholder’s other projects,” the “predecessor” refers to the legal entity that Yueshen’s assets and liabilities were previously held in, prior to purchase by our Company. This legal entity owed money to a third party, so our Company’s loan assisted in the settling of these prior claims.

The “Date” column simply refers to the draw-down date for the principal amounts on the loan.

We have already requested payment for the full amount of the loan, and we expect repayment before the end of 2006. We currently have collateral in the form of both pledged securities and also the net tangible assets of Yueshen. As we listed in our comment 34 of the previous response letter, such pledged securities are equal to approximately 68% of the loan. The net assets are equal to approximately 8% the loan, combining to equal approximately 76% of the principal amount of the loan. And we have the right to liquidate any or all of the pledged securities to satisfy most of the loan.

Loan to Director of Clickcom, page 15

17.
We note from your response to comment 35.Notwithstanding your claim that the loan can be collected within a 1 year period ,we continue to believe that it should classified outside of current assets given it is due on August 30,2007.Please revise or advise .

Response:  Although the maturity of the Clickcom loan agreement was August 30, 2007, we became aware during the preparation of the 10-Q that the loan would be imminently repaid. The loan was indeed repaid in August of 2006, and given that such forward-looking information was available at the time of our filing, we feel we appropriately classified the loan as a current asset.

Commitments and Contingencies, page 16

18.
We note your response to comments 36 and 8, however, it is still unclear to us why you did not record the certificate obtained by Dianxun as an intangible asset upon acquisition. Please explain to us in detail your consideration of paragraph 39 and Appendix A of SFAS 141 in determining that this item is not an intangible asset. Please note that this guidance requires recognition of an intangible asset apart from goodwill if it arises from a contractual or legal right.

Response: Please refer to our response to question #4. We did not allocate any assets or liabilities, including licenses, to Dianxun-DE.

Item2. Management’s Discussion and Analysis, page 17

Critical Accounting Policies and Estimates, page 18

Allowance for Doubtful Accounts, page 18

19.
We refer to your response to comment 38. It is not clear to us why you only have a $5,147 allowance for doubtful accounts given that approximately 23% of your accounts receivable are greater than 91 days as of March 31, 2006. Please provide us with a breakout of these receivables into categories greater 91 days and tell us what percentage of these receivables has been collected since March 31, 2006. Further, to the extent possible, explain to us the facts and circumstances that make you believe individual receivables or groups of receivables outstanding greater than 91 days will be collected.

Response: Recording an allowance for doubtful accounts should take into account the economic environment a company operates in, as well as a company’s historical experience. Chinese businesses, as a whole, are well-known for being slower to pay on accounts receivable, so we believe 91 days is not an appropriate benchmark. However, there is an essential difference between “slower” and “non-performing”. A cursory review of our customer lists shows that we do business with some of the most respected companies in Hong Kong and China. While sometimes they are slower to pay, we have had good experience in ultimately collecting what is due our Company. We therefore believe the $5,147 of allowance for doubtful accounts is reasonable under these circumstances.

From 10-Q for Fiscal Quarter Ended June 30, 2006

7. Convertible Debentures, page 11

20.
We note your disclosure in the 1st paragraph of this footnote “The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events.” Please explain to us what these dilutive events are and tell us where we can find a description of these dilutive events in your convertible debenture agreements.

Further, refer to the 2nd to last paragraph of this footnote and explain to us what made you conclude that the number of shares to be issued upon conversion of the debentures is indeterminate.

Response: We refer you to our 8-K and exhibits filed on 3/6/06 in connection with these debentures. A description of dilutive events is in exhibit 4.6 “FORM OF VARIABLE RATE CONVERTIBLE DEBENTURE DUE MARCH 2009” in section 5, pages 17-20. Such dilutive events include subsequent equity sales, subsequent rights offerings, and pro rata distributions.

With respect to the last paragraph of the footnote noting that number of shares upon conversion is indeterminate, the initial fixed conversion price is set at $10 per share. However, many factors may subsequently change this conversion price, as outlined in the document referred to in the preceding paragraph. Such factors include dilutive events, as noted above, which may alter the conversion price. As the ultimate conversion price cannot be known with certainty, the ultimate number of shares to be issued is similarly indeterminate.

8. Segment Information, page 12

21.
We note from your disclosure that your operating segments are classified into four major segments. Please also tell us what your reporting units are and how you identified these reporting units using the guidance of paragraph 30 of SFAS 142.

Response: Paragraph 30 of SFAS 142 states that “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.“Paragraph 30 further states that “the relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Paragraph 7 of SFAS 131 requires “that an enterprise report certain information about the revenues that it derives from each of its products and services (or groups of similar products and services) and about the countries in which it earns revenues and holds assets, regardless of how the enterprise is organized.”

Consistent with paragraph 7 of SFAS 131, our Company groups our revenues from four major types of products and services: outsourcing, value-added services (VAS), communications distribution, and other products.

Form S-1

General

22.
We note your response to comment 19. In your next S-1 amendment, please include audited financial statement of ChinaGoHi for 3 years and unaudited financial statements of ChinaGoHi for the 9 months ended September 30, 2005. Refer to Rule 3-05 of Regulations S-X for guidance. In addition, please include pro forma financial statements for the year ended December 31, 2004 and the 9 months ended September 30, 2005 in accordance with Article 11 of Regulation S-X.

Response: According to section (b)(2)(iv) of Rule 3-05 of Regulation S-X, “financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $ 25 million.” Since ChinaGoHi’s net revenues were far below the $25 million threshold, we believe we may omit the 2002 audited financials since 2002 is the earliest of the three fiscal years. We therefore will include 2 years of audited financial statements and unaudited financial statements for the 9 months ended September 30, 2005.

23.
For your other acquisitions, please explain to us how you considered the guidance of Rule 3-05 of Regulation S-X and Article 11 of Regulations S-X in determining what financial statements to include in your form S-1.

Response: As discussed in the response to question 22, we have considered the net revenues of the businesses acquired, as well as the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed. After analysis of these factors, we have included the required financial statements per Regulations S-X.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,

/s/ Victor Tong
Victor Tong
President